

November 25, 2014

Via E-mail
Mr. Christopher D'Antuono, Esq.
General Counsel
GFI Group Inc.
55 Water Street
New York, New York 10041

> **Re:** **GFI Group Inc.**
> **Amendment No. 1 to Schedule 14D-9**
> **Filed November 24, 2014**
> **File No. 005-80318**

Dear Mr. D'Antuono:

We have reviewed your filing and have the following comment.

General

1. We note your response to prior comment 1 and revised disclosure that the Special Committee and the Board considered the Greenhill presentation as a countervailing factor and risk of rejecting the tender offer. Please advise how you concluded that you have complied with Items 1012(b) and 1011(c) of Regulation M-A without addressing the material elements of the Greenhill presentation in your disclosure, and provide us with a copy of the presentation as supplemental information.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Bryan J. Luchs, Esq.
        White & Case LLP